UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

EXPLANATORY NOTE

Valens Semiconductor Ltd. (the “Company” or “Registrant”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on Monday, November 25, 2024, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	a Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

The information contained in this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250 and 333-276520). The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

TABLE OF CONTENTS

ITEM
99.1	Notice and Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on November 25, 2024.
99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on November 25, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Gideon Ben-Zvi
	Name:	Gideon Ben-Zvi
	Title:	Chief Executive Officer

Date: October 10, 2024

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